Exhibit 99.1

SETTLEMENT AGREEMENT

This SETTLEMENT AGREEMENT is made and entered into as of September 29, 2014 (the “Agreement”) by and among MGT Capital Investments, Inc., a Delaware corporation (“MGT” or the “Company”), and each of the other parties listed on the signature page hereto (each, an “Investor” and collectively, the “Investors”). The Company and the Investors are referred to herein as the “Parties.”

WHEREAS, the Investors beneficially own 929,915 shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”);

WHEREAS, on June 27, 2014, Iroquois Capital Management LLC (“Iroquois”) on behalf of the Investors, delivered a letter to the Company expressing an intention to nominate director candidates (the “Nomination Letter”) for election to the Company’s Board of Directors (the “Board”) at the Company’s 2014 annual meeting of stockholders (including any adjournment thereof, the “2014 Annual Meeting”); and

WHEREAS, the Company and the Investors have reached an agreement with respect to certain matters related to the 2014 Annual Meeting, including the Nomination Letter and certain other matters, as provided in this Agreement.

NOW, THEREFORE, in consideration of the premises and mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto hereby agree as follows:

Section 1.               Board of Directors and Related Matters.

(a)            The Investors and the Company hereby acknowledge and agree that:

(i)            The Nominating Committee (the “Nominating Committee”) of the Board will recommend for nomination and the Board will nominate Joshua Silverman (the “Iroquois Director”), H. Robert Holmes, Robert B. Ladd, and Michael Onghai (the Iroquois Director together with Messrs. Holmes, Ladd and Onghai, the “2014 Nominees”) for election at the 2014 Annual Meeting and will recommend a vote for the 2014 Nominees and solicit proxies from the Company’s stockholders for the election of the 2014 Nominees at the 2014 Annual Meeting. The Company agrees that it shall hold the 2014 Annual Meeting no later than December 31, 2014. If for any reason the Iroquois Director shall die or withdraw as a nominee prior to appointment or election, as the case may be, a replacement nominee proposed by the Investors and reasonably acceptable to the Company shall be substituted consistent with the provisions of clause (ii) hereof. As of the date of this Agreement, the Iroquois Director is appointed as an observer to the Board until the 2014 Annual Meeting. The Iroquois Director will (i) receive copies of all notices and written information furnished to the full Board, reasonably in advance of each meeting to the extent practicable, and (ii) be permitted to be present at all meetings of the full Board (whether by telephone or in person). Notwithstanding the foregoing, the Iroquois Director agrees not to purchase or sell securities of the Company in any way, shape or form, directly or indirectly, publicly or privately, while in possession of material, nonpublic information or from communicating such material, nonpublic information to any person during his or her service as an observer of the Board.

(ii)            To the extent the Iroquois Director resigns for any reason other than pursuant to Section 6 or is otherwise unable to serve as a director or is removed as a director by the stockholders of the Company, in each case, during the Standstill Period, the Investors shall be entitled to designate, for consideration by the Nominating Committee as a replacement for such Iroquois Director, an individual who (A) qualifies as “independent” pursuant to NYSE listing standards and (B) has relevant business and financial experience. The Nominating Committee, consistent with its fiduciary duties, shall consider such candidate within ten (10) business days after a completed customary director and officer questionnaire has been received by the Nominating Committee, and the Board shall appoint such candidate if approved by the Nominating Committee (whose approval and appointment shall not be unreasonably withheld) within five (5) business days (any such replacement director appointed in accordance with the provisions of this Section 1(a)(ii) shall be referred to as an “Iroquois Director” for the purposes of this Agreement). In the event the Nominating Committee shall decline to recommend any candidate designated by the Investors, the Investors may propose one or more replacement designees, subject to the above criteria. As a condition to commencement of a term on the Board (or nomination therefor), the replacement Iroquois Director shall provide to the Company an irrevocable letter of resignation described below in Section 6.

(iii)          Promptly following the conclusion of the 2014 Annual Meeting, but in any event no later than fifteen (15) business days thereafter, the Board will take all action necessary to appoint the Iroquois Director to at least one committee of the Board.

(iv)         The Iroquois Director hereby agrees and consents to be named as a nominee in the Company’s proxy statement for the 2014 Annual Meeting and to serve as a director if elected.

(v)          The Iroquois Director hereby agrees to promptly submit a complete personal history disclosure (and entity history disclosure, if applicable) and other application materials as required by the NJ Division of Gaming Enforcement. In the event that the NJ Division of Gaming Enforcement deems the Iroquois Director unsuitable, the Iroquois Director hereby agrees to promptly resign as a director of the Company.

(vi)         The Company shall reimburse the Investors for their reasonable, documented out-of-pocket fees and expenses (including legal expenses) incurred in connection with the matters related to the 2014 Annual Meeting and the negotiation and execution of this Agreement, including the filing of a Schedule 13D in connection with this Agreement, provided that such reimbursement shall not exceed one-hundred thousand dollars ($100,000) in the aggregate.

(b)           Upon execution of this Agreement, the Investors hereby irrevocably withdraw the Nomination Letter and any and all related materials and notices submitted to the Company in connection therewith or otherwise related to the 2014 Annual Meeting and filed by it on its behalf with the SEC or furnished to stockholders of the Company. Each of the Investors and its Affiliates and Associates shall, and shall cause each of their Affiliates and Associates to, immediately cease all efforts, direct or indirect, in furtherance of the Nomination Letter and any related solicitation in connection therewith.

(c)            Each of the Investors and its Affiliates and Associates hereby agree to abide by the MGT Share Dealing Code, which prohibits, among other transactions, shorting of MGT stock, holding MGT stock in a margin account, and certain other hedging techniques.

Section 2.              Voting Agreement.

(a)            At the 2014 Annual Meeting, the Investors agree to appear in person or by proxy and vote all shares of Common Stock beneficially owned by each Investor and its Affiliates and Associates in favor of (i) the election of the 2014 Nominees and (ii) the appointment of the Company’s auditing firm at the 2014 Annual Meeting.

(b)            At any subsequent annual or special meeting of stockholders of the Company (or adjournments thereof) during the Standstill Period, the Investors agree to vote all shares of Common Stock beneficially owned by each Investor and its Affiliates and Associates in favor of the election to the Board of those director nominees nominated for election by the Nominating Committee or the Board and against the removal of any directors whose removal is not recommended by the Board.

(c)            Each Investor agrees to, within ten (10) business days after receipt, execute and deliver to the Company, or cause to be executed and delivered to the Company, the proxy card sent to the Investors by the Company in connection with the 2014 Annual Meeting and any subsequent annual or special meeting of stockholders of the Company (or adjournments thereof) during the Standstill Period (and any other legal proxies delivered to the Investors required to vote any shares held in “street name”) directing that the shares of Common Stock beneficially owned by such Investor, as of the applicable record date, be voted in accordance with Section 2(a) and Section 2(b).

Section 3.               Standstill.

(a)            Each Investor agrees that, from the date of this Agreement until the expiration of the Standstill Period, neither it nor any of its Affiliates or Associates will, and it will cause each of its Affiliates and Associates not to, directly or indirectly, in any manner, acting alone or in concert with others:

(i)            acquire, offer to acquire or agree to acquire, alone or in concert with any other individual or entity, by purchase, tender offer, exchange offer, agreement or business combination or any other manner, beneficial ownership of any securities of the Company, without the prior written consent of the Company;

(ii)           submit any stockholder proposal (pursuant to Rule 14a-8 promulgated by the SEC under the Securities Exchange Act of 1934, as amended (the
“Exchange Act”) or otherwise) or any notice of nomination or other business for consideration, or nominate any candidate for election to the Board (including by way of Rule 14a-11 of Regulation 14A), other than as expressly permitted by this Agreement;

(iii)          engage in, directly or indirectly, any “solicitation” (as defined in Rule 14a-1 of Regulation 14A) of proxies (or written consents) or otherwise become a “participant in a solicitation” (as such term is defined in Instruction 3 of Schedule 14A of Regulation 14A under the Exchange Act) in opposition to the recommendation or proposal of the Board, or recommend or request or induce or attempt to induce any other person to take any such actions, or seek to advise, encourage or influence any other person with respect to the voting of the Common Stock or grant a proxy with respect to the voting of the Common Stock or other voting securities to any person other than to the Board or persons appointed as proxies by the Board;

(iv)         form, join in or in any other way participate in a “partnership, limited partnership, syndicate or other group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the Common Stock or deposit any shares of Common Stock in a voting trust or similar arrangement or subject any shares of Common Stock to any voting agreement or pooling arrangement other than as set forth in the Schedule 13D on the date hereof;

(v)          seek to call, or to request the call of, a special meeting of the Company’s stockholders, or make a request for a list of the Company’s stockholders;

(vi)         vote for any nominee or nominees for election to the Board, other than those nominated or supported by the Board;

(vii)        except as specifically provided in Section 1 and Section 2 of this Agreement, seek to place a representative or other Affiliate, Associate or nominee on the Board or seek the removal of any member of the Board or a change in the size or composition of the Board;

(viii)       effect or seek to effect, in any capacity other than as a member of the Board (including, without limitation, by entering into any discussions, negotiations, agreements or understandings with any third person), offer or propose (whether publicly or otherwise) to effect, or cause or participate in, or in any way assist or facilitate any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or cause or participate in (A) any acquisition of any material assets or businesses of the Company or any of its subsidiaries, or any sale, lease, exchange, pledge, mortgage, or transfer thereof (including through any arrangement having substantially the same economic or other effect as a sale, lease, exchange, pledge, mortgage, or transfer or assets); (B) any tender offer or exchange offer, merger, acquisition or other business combination involving the Company or any of its subsidiaries, or (C) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries;

(ix)          make any demands for books and records and other materials pursuant to Section 220 of the DGCL or pursue any litigation related thereto against the Company, or to encourage, assist or cooperate with any third party with respect to any such demand(s) or litigation;

(x)           disclose publicly, or privately in a manner that could reasonably be expected to become public, any intention, plan or arrangement inconsistent with the foregoing;

(xi)          take any action challenging the validity or enforceability of any provisions of this Section 3(a);

(xii)         publicly request that the Company amend or waive any provision of Sections 2 and 3(a);

(xiii)        enter into any agreement, arrangement or understanding concerning any of the foregoing (other than this Agreement) or encourage or solicit any person to undertake any of the foregoing activities;

(xiv)        provided, however, that nothing in this Section 3(a) or elsewhere in this Agreement shall prohibit (A) the Iroquois Director, acting in his or her fiduciary capacity as a director of the Company, from (1) taking any action or making any statement at any meeting of the Board or of any committee thereof, or (2) making any statement to the Chairman or the Chief Executive Officer or any other director of the Company; (B) the Iroquois Director, acting in his or her fiduciary capacity as a director of the Company, from making any statement or disclosure determined (on advice of outside legal counsel) to be required under the federal securities laws or other applicable laws; (C) any Investor from privately making any statement or expressing or disclosing such Investor’s views in private to the Chairman or the Chief Executive Officer or another other officer or director of the Company; or (D) any Investor, Affiliate or Associate from voting in such manner as it deems appropriate on any matter unrelated to the election of directors of the Company and the other matters referenced in Section 2(a).

(b)           As used in this Agreement:

(i)            the term “Affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified with respect to the specific action at issue hereunder; the term “Associate” means any corporation or organization controlled by the person specified, any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as a trustee or in a similar fiduciary capacity, and any relative or spouse of such person, or any relative of such spouse, who has the same home as such person, in each case, with respect to the specific action at issue hereunder; the term “control” shall have the meaning set forth in Rule 12b-2 promulgated by the SEC under the Exchange Act; the terms “beneficial owner” and “beneficial ownership” shall have the same meanings as set forth in Rule 13d-3 promulgated by the SEC under the Exchange Act; and the terms “person” or “persons” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature; and

(ii)           the term “Standstill Period” shall mean the period commencing upon the date of this Agreement, and ending upon the conclusion of the 2015 Annual Meeting of Stockholders of the Company (the “2015 Annual Meeting”); provided, however, that in the event the Company does not satisfy at least one of the following conditions prior to, or as of the deadline for submissions of stockholder nominations for the 2015 Annual Meeting pursuant to the Company’s bylaws, as in effect from time to time (the “2015 Stockholder Nomination Deadline Date”), then the Standstill Period shall end as of the 2015 Stockholder Nomination Deadline Date, and the Investors shall be permitted to nominate a slate of nominees for election at the 2015 Annual Meeting provided that the Iroquois Director has resigned as a director as of the 2015 Stockholder Nomination Deadline Date: (1) the Company’s stock price doubles between the date of this Agreement and the 2015 Stockholder Nomination Deadline Date; (2) the Company enters into a merger, sale, business combination or disposition of substantially all of the Company’s assets prior to the 2015 Stockholder Nomination Deadline Date; or (3) each of the Company’s existing business lines are profitable as of the 2015 Stockholder Nomination Deadline Date. If the Company does not satisfy at least one of the foregoing conditions prior to or as of the 2015 Stockholder Nomination Deadline Date, as set forth herein, and the Iroquois Director resigns from the Board prior to the date that is 10 days prior the 2015 Stockholder Nomination Deadline Date, the Standstill Period shall end on the 2015 Stockholder Nomination Deadline Date.

Section 4.              Questionnaires/Background Checks. The Iroquois Director, prior to being nominated or appointed, shall (i) have accurately completed the form of questionnaire provided by the Company for its use in connection with his or her nomination or appointment to the Board and preparation of the Company’s proxy statement and other reports filed with the SEC, (ii) consent to, and undergo a background check, the results of which shall be reasonably acceptable to the Company, and (iii) execute and deliver to the Company such agreements and other documents as the Company customarily requires from new nominees for directorships. The Iroquois Director further agrees to submit a complete personal history disclosure, including an entity history disclosure, if applicable, and any other application materials as may be required from time to time by the New Jersey Division of Gaming Enforcement.

Section 5.              Resignation. As a condition to commencement of a term on the Board (or nomination therefor), the Iroquois Director shall provide to the Company an irrevocable letter of resignation in substantially the form attached hereto as Exhibit A which shall become effective the date on which the Investors, together with all Affiliates, cease collectively to beneficially own at least 5% of the outstanding shares (subject to adjustment for stock splits, reclassifications, combinations and similar adjustments) of Common Stock (determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended).

Section 6.               Release.

(a)            Investors Release. The Investors, on behalf of themselves and their respective Affiliates, Associates, partners, members and shareholders, hereby release the Company and each controlling person, officer, director, stockholder, agent, Affiliate, Associates, employee, partner, attorney, heir, assign, executor, administrator, predecessor and successor, past and present, of the Company, from any claims, demands, rights, liabilities, damages, actions, losses, obligations, judgments, suits, fees, expenses, costs, any other relief of any nature whatsoever, matters, issues and causes of action of any and every kind, nature or description whatsoever, whether known or unknown, under state, federal, local, common, foreign or statutory law or any other law, rule or regulation, contingent or absolute, suspected or unsuspected, disclosed or undisclosed, concealed or hidden, or matured or unmatured that, in each case, were or could have been asserted against them in connection with the Nomination Letter or the Schedule 13D, as of the date hereof.

(b)            Company Release. The Company, on behalf of itself and its Affiliates, and Associates, hereby release each Investor and each controlling person, officer, director, stockholder, agent, Affiliate, Associates, employee, partner, attorney, heir, assign, executor, administrator, predecessor and successor, past and present, of each Investors, from any claims, demands, rights, liabilities, damages, actions, losses, obligations, judgments, suits, fees, expenses, costs, any other relief of any nature whatsoever, matters, issues and causes of action of any and every kind, nature or description whatsoever, whether known or unknown, under state, federal, local, common, foreign or statutory law or any other law, rule or regulation, contingent or absolute, suspected or unsuspected, disclosed or undisclosed, concealed or hidden, or matured or unmatured that, in each case, were or could have been asserted against them in connection with the Company’s proxy materials, as of the date hereof.

Section 7.              Representations and Warranties of the Company. The Company represents and warrants to the Investors that (a) the Company has the corporate power and authority to execute the Agreement and to bind it thereto, (b) this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles and (c) the execution, delivery and performance of this Agreement by the Company does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to it, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, or any material agreement, contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound.

Section 8.              Representations and Warranties of the Investors. Each Investor, on behalf of itself, represents and warrants to the Company that (a) as of the date hereof, such Investor beneficially owns the number of shares of Common Stock set forth on Exhibit C hereto, (b) this Agreement has been duly and validly authorized, executed and delivered by such Investor, and constitutes a valid and binding obligation and agreement of such Investor, enforceable against such Investor in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, (c) such Investor has the authority to execute the Agreement, and to bind such Investor to the terms hereof and (d) the execution, delivery and performance of this Agreement by such Investor does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to it, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which such member is a party or by which it is bound.

Section 9.              Mutual Non-Disparagement.

(a)            Each Investor agrees that, from the date hereof until the one year anniversary of the end of the Standstill Period, neither it nor any of its Affiliates or Associates will, and it will cause each of its Affiliates and Associates not to, directly or indirectly, in any capacity or manner, make, express, transmit speak, write, verbalize or otherwise communicate in any way (or cause, further, assist, solicit, encourage, support or participate in any of the foregoing), any remark, comment, message, information, declaration, communication or other statement of any kind, whether verbal, in writing, electronically transferred or otherwise, that might reasonably be construed to be derogatory toward, the Company or any of its directors, officers, Affiliates, subsidiaries, employees, agents or representatives (collectively, the “Company Representatives”), or that reveals, discloses, incorporates, is based upon, discusses, includes or otherwise involves any confidential or proprietary information of the Company or its subsidiaries or Affiliates, or derogatorily to malign, harm, disparage, defame or damage the reputation or good name of the Company, its business or any of the Company Representatives.

(b)            The Company hereby agrees that, from the date hereof until the one year anniversary of the end of the Standstill Period, neither it nor any of its Affiliates or Associates will, and it will cause each of its Affiliates and Associates not to, directly or indirectly, in any capacity or manner, make, express, transmit, speak, write, verbalize or otherwise communicate in any way (or cause, further, assist, solicit, encourage, support or participate in any of the foregoing), any remark, comment, message, information, declaration, communication or other statement of any kind, whether verbal, in writing, electronically transferred or otherwise, that might reasonably be construed to be derogatory toward, any Investor, Affiliates, Associates or any of their agents or representatives (collectively, the “Investor Representatives”), or that reveals, discloses, incorporates, is based upon, discusses, includes or otherwise involves any confidential or proprietary information of any Investor or its subsidiaries or Affiliates or Associates, or derogatively to malign, harm, disparage, defame or damage the reputation or good name of any Investor or Investor Representative.

(c)            Notwithstanding the foregoing, nothing in this Section 10 or elsewhere in this Agreement shall prohibit any Party from making any statement or disclosure required under the federal securities laws or other applicable laws; provided, that such Party must provide written notice to the other Parties at least two (2) business days prior to making any such statement or disclosure required under the federal securities laws or other applicable laws that would otherwise be prohibited by the provisions of this Section 10, and reasonably consider any comments of such other Parties.

Section 10.            Public Announcements. Promptly following the execution of this Agreement, the Company and the Investors shall jointly issue a mutually agreeable press release (the “Mutual Press Release”) announcing the terms of this Agreement, substantially in the form attached hereto as Exhibit B. Prior to the issuance of the Mutual Press Release, neither the Company nor the Investors shall issue any press release or public announcement regarding this Agreement or take any action that would require public disclosure thereof without the prior written consent of the other Party. No Party or any of its Affiliates or Associates shall make any public statement (including, without limitation, in any filing required under Regulation 13D under the Exchange Act) concerning the subject matter of this Agreement inconsistent with the Mutual Press Release.

Section 11.            Specific Performance. Each of the Investors, on the one hand, and the Company, on the other hand, acknowledges and agrees that irreparable injury to the other Party hereto may occur in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached and that such injury would not be adequately compensable in monetary damages. It is accordingly agreed that the Investors or any Investor, on the one hand, and the Company, on the other hand (the “Moving Party”), shall each be entitled to specific enforcement of, and injunctive or other equitable relief to prevent any violation of, the terms hereof, and the other party hereto will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available.

Section 12.            Notice. Any notices, consents, determinations, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (a) upon receipt, when delivered personally; (b) upon receipt, when sent by electronic transmission (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (c) one (1) business day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Company, addressed to:
MGT Capital Investments, Inc.
500 Mamaroneck Avenue, Suite 204
Harrison, NY 10528
Attention: Robert Ladd
Telephone: (914) 630-7430
Facsimile: (914) 630-7452
Email: rladd@mgtci.com

with a copy to (for information purposes only):

MGT Capital Investments, Inc.
500 Mamaroneck Avenue, Suite 204
Harrison, NY 10528
Attention: General Counsel

If to the Investors, addressed to:

Iroquois Capital Management LLC
641 Lexington Avenue, 26th Floor
New York, New York 10022
Attention: Joshua Silverman
Tel: (212) 974-3070
Fax: (212) 207-3452
Email: jsilverman@icfund.com

with a copy to (for information purposes only):

Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
Attention: Andrew Freedman, Esq.
Tel: (212) 451-2250
Fax: (212) 451-2222
Email: afreedman@olshanlaw.com

Section 13.            Governing Law. This Agreement shall be governed by, and construed in accordance with, the Law of the State of Delaware, without regard to conflict of law principles thereof.

Section 14.            Exclusive Jurisdiction. Each Party to this Agreement (i) irrevocably and unconditionally submits to the personal jurisdiction of the state courts of the State of Delaware and the federal courts of the United States of America located in the State of Delaware, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that any actions or proceedings arising in connection with this Agreement or the transactions contemplated by this Agreement shall be brought, tried and determined only in the Court of Chancery of the State of Delaware (or, only if said Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), (iv) waives any claim of improper venue or any claim that those courts are an inconvenient forum and (v) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereunder in any court other than as specified in clause (iii) of this Section 15. The Parties to this Agreement agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 13 or in such other manner as may be permitted by applicable Law, shall be valid and sufficient service thereof.

Section 15.            Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED AND UNDERSTANDS THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 16.

Section 16.            Entire Agreement. This Agreement constitutes the full and entire understanding and agreement among the Parties with regard to the subject matter hereof, and supersedes all prior agreements with respect to the subject matter hereof.

Section 17.            Receipt of Adequate Information; No Reliance; Representation by Counsel. Each Party acknowledges that it has received adequate information to enter into this Agreement, that is has not relied on any promise, representation or warranty, express or implied not contained in this Agreement and that it has been represented by counsel in connection with this Agreement. Accordingly, any rule of law or any legal decision that would provide any party with a defense to the enforcement of the terms of this Agreement against such party shall have no application and is expressly waived. The provisions of the Agreement shall be interpreted in a reasonable manner to effect the intent of the Parties.

Section 18.            Amendment. This Agreement may be modified, amended or otherwise changed only in a writing signed by all of the Parties.

Section 19.            Successors and Assigns. This Agreement shall bind the successors and permitted assigns of the Parties, and inure to the benefit of any successor or permitted assign of any of the parties; provided, however, that no party may assign this Agreement without the prior written consent of the other Parties.

Section 20.            Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each Party shall have received a counterpart hereof signed by all of the other Parties. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

Section 21.            Attorneys’ Fees. In the event any Party shall fail to perform any of its material obligations under this Agreement and another Party hereto shall bring suit, and establish, in a court of proper jurisdiction under Section 15 (after all appeals) that the actions of such alleged breaching Party giving rise to such breach were undertaken with the actual intent and actual purpose of materially breaching this Agreement, then all reasonable third party out-of pocket fees and expenses, including, without limitation, reasonable attorneys’ fees and expenses, that may be incurred by the prevailing Party in enforcing this Agreement as relates to such material breach shall be paid by the materially breaching Party; provided that prior to initiating such suit, the claiming Party shall give the other Parties written notice of the claimed breach and ten (10) days from receipt of such notice to cure any claimed breach.

IN WITNESS WHEREOF, the Parties hereto have duly executed and delivered this Agreement as of the date first above written.

MGT CAPITAL INVESTMENTS, INC.

By:	/s/ Robert Ladd
Name: Title:	Robert Ladd President and CEO

INVESTORS:

IROQUOIS CAPITAL MANAGEMENT L.L.C.

By:	/s/ Joshua Silverman
Name: Title:	Joshua Silverman Managing Member

IROQUOIS MASTER FUND LTD

By:	/s/ Joshua Silverman
Name: Title:	Joshua Silverman Authorized Signatory

/s/ Joshua Silverman
Joshua Silverman (as Investor and as Iroquois Director)

EXHIBIT A
Form of Irrevocable Resignation

September 29, 2014

Attention: Chairmen of the Board of Directors

Reference is made to the Agreement, dated as of September 29, 2014 (the “Agreement”), by and among the Company (the “Company”) and the other parties listed on the signature page thereto. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Agreement.

In accordance with Section 6 of the Agreement, I hereby tender my conditional resignation as a director of the Board and any committees of the Board on which I am then serving, provided that this resignation shall be effective upon the earlier to occur of (1) fifteen (15) days after written notice of a material breach by any Investor of the Agreement is provided to the breaching Investor by the Company (unless such breach is cured within such fifteen (15) day period) and (2) the date on which the Investors, together with all Affiliates, cease collectively to beneficially own at least 5% of the outstanding shares of Common Stock (determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended). I hereby acknowledge that this conditional resignation as a director of the Board is as a result of the terms and conditions of the Agreement.

This resignation may not be withdrawn by me at any time during which it is effective.

Very truly yours,

/s/ Joshua Silverman

Joshua Silverman

EXHIBIT B
Press Release

EXHIBIT C
Shares of Company Common Stock Beneficially Owned

Name	Number of Shares
Iroquois Capital Management L.L.C.	929,915
Iroquois Master Fund Ltd	929,915
Joshua Silverman	929,915